UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                            Alchemy Enterprises, Ltd.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

               Nevada                                     68-0515422
--------------------------------------------------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation ororganization)

    5219 S. Pittsburg, Spokane, WA                                  99223
--------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)

                    Issuer's telephone number: (509) 448-2248


           Securities to be registered under Section 12(b) of the Act:
           -----------------------------------------------------------
                                      None

           Securities to be registered under Section 12(g) of the Act:
           -----------------------------------------------------------
    Common Stock, $0.001 par value per share, 25,000,000 shares authorized,
           3,630,000 issued and outstanding as of September 17, 2004.
                                (Title of class)

                                TABLE OF CONTENTS

PART I.......................................................................3

   Item 1. Description of Business...........................................3

   Item 2. Management's Discussion and Analysis or Plan of Operation.........7

   Item 3. Description of Property...........................................8

   Item 4. Security Ownership of Certain Beneficial Owners and Management....8

   Item 5. Directors and Executive Officers, Promoters and Control Persons...9

   Item 6. Executive Compensation............................................9

   Item 7. Certain Relationships and Related Transactions....................10

   Item 8. Description of Securities.........................................10

PART II......................................................................11

   Item 1. Market Price of and Dividends on the Registrant's Common
              Equity and Related Stockholder Matters.........................11

   Item 2. Legal Proceedings.................................................11

   Item 3. Changes in and Disagreements with Accountants.....................12

   Item 4. Recent Sales of Unregistered Securities...........................12

   Item 5. Indemnification of Directors and Officers.........................12

PART F/S.....................................................................14

PART III.....................................................................33

   Item 1. Exhibits..........................................................33

SIGNATURES...................................................................33

                                     PART I

Item 1. Description of Business.

A. Business Development and Summary

Headquartered in Spokane, Washington, Alchemy Enterprises, Ltd. ("Alchemy" or the "Company") was organized by the filing of articles of incorporation with the Secretary of State of the State of Nevada on April 21, 1999. The Company has no operations and is considered a development stage company. The Company was initially authorized to issue 25,000 shares of its no par value common stock. On October 29, 2002, the Company amended its articles of incorporation to increase its authorized capital to 25,000,000 shares with a par value of $0.001.

Alchemy has never been party to any bankruptcy, receivership or similar proceeding, nor has the Company undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

B.   Business of Issuer

(1) Principal Products and Services and Principal Markets

Alchemy intends to offer a premier commercial product line, which will consist of a wide variety of chemical products for all types of applications. The line will include detergents, degreasers, cleansers, bleaches, and solvents. In addition to its products, Alchemy will offer repair services for a variety of industrial laundry and restaurant equipment. Alchemy strives to become a full-service repair and chemical supply company, complete with a 24-hour emergency service.

In particular, Alchemy plans to focus on the following product/service segments:
o Institutional products, programs and services for the foodservice and hospitality industries, including ware washing, on-premise laundry, housekeeping, water filtration and conditioning, specialty kitchen and laundry products, kitchen exhaust cleaning, rooftop grease containment, and pool and spa management.
o Cleaning and sanitizing products, services and training programs for the quick-service restaurant, convenience store, and food retail markets.
o Cleaning and sanitizing products, equipment, systems, and services for the agribusiness, beverage, brewery, pharmaceutical, dairy, and food processing industries.
o Professional line of products for janitorial cleaning and infection prevention products, programs, and systems for the commercial, industrial, and healthcare markets.
o Part & repair services, parts replacement, and customized maintenance for commercial foodservice & laundry equipment.

(2) Distribution Methods of the Products or Services

Initially, Alchemy will target local restaurants, healthcare facilities, hotel chains, correctional facilities, and janitorial supply houses in the state of Washington. In particular, Alchemy plans to aim its marketing efforts at property owners, facilities maintenance professionals, wholesale distributors, and laundry supply and repair companies. Alchemy will select top volume restaurants, healthcare facilities, hotel chains, correctional facilities, janitorial supply houses and wholesale partners in a given metropolitan area in an attempt to build exclusivity as a supplier of janitorial products. Alchemy believes that it can capture market share by holding promotions at local establishments and offering an opportunity to sample chemical products first, without purchasing. Such campaigns may occur quarterly in an effort to establish brand-name recognition.

Alchemy will position itself as a chemical cleaning products expert and will focus on building long-lasting relationships with its trading partners. Alchemy will rely on direct-to-facilities distribution, wholesale distribution channels (such as janitorial supply stores), and strategic alliances to grow sales. Alchemy may also attempt to secure a nationwide primary distribution agreement with a strategic partner.

The direct sales (direct to commercial consumer) appears to be an effective channel because of the education and service components involved in such sales. Alchemy will attempt to build its own direct mailing lists and, possibly, acquire lists from third parties. In the direct sales channel, the Internet presents a growth opportunity as a relatively new sales tool. The Internet lends itself well to the distribution of chemical products due to its ability to provide educational, search, and purchasing capabilities. Alchemy plans to launch an on-line center for continuous interaction with trading partners. The site will provide educational information on Alchemy chemical products and industry topics in general. Trading partners will also be able to order point-of-sale materials, access promotional calendars and educational materials, and participate in forums on chemical cleaning products and facilities management topics. Customers will eventually be able to place their orders online.

Alchemy places significant expectations on its ability to build substantial brand awareness. Alchemy believes that its name has a substantial branding potential. Public relations, targeted advertising, and direct property-owner marketing will play a strong role in building the Alchemy brand. Alchemy may use targeted trade and wholesaler advertising in local newspapers and trade magazines for the cleaning products market. Each ad may include a coupon or promotion to buy Alchemy products. Such coupons will include a tracked-response mechanism to measure the effectiveness of advertising.

Alchemy plans to support each product line with an in-store product display, point-of-sale signage, fact sheets and consumer brochures that help consumers locate and identify with Alchemy products. Alchemy will also support a calendar of promotions throughout the year. The promotional calendars may be published monthly in magazines and newspapers and made available at local janitorial supply houses and trade shows. For quick news flashes or information updates, Alchemy may correspond with trading partners via fax blasts and email updates.

(3) Status of any announced new product or service

Not applicable.

(4)      Industry background and competition

The U.S. market for janitorial and housekeeping cleaning products is diverse and rapidly changing. The leading chemical cleaning product players are emphasizing core brands, select product launches, and expansion in offshore markets to maintain growth. However, the U.S. is still the largest market for cleaning chemicals. Alchemy believes that generic/mass products continue to lose sector shares to premium cleaning lines. Manufacturers are prone to pursue "premium-mass" lines that narrow the gap between mass and premium products by offering premium ingredients at reduced prices. Also mass-marketers, such as Procter & Gamble, are implementing e-business strategies using the Internet as a sales channel.

In such dynamic and highly competitive environment, product quality and selection are important but insufficient to gain competitive advantage. Service and repair are additional important competitive factors. In Alchemy's view, customer service in the industry has mainly focused on the retail side of the business or, more specifically, the end user. Alchemy plans to shift the focus to the reseller of products and services for industrial uses to maintenance professionals.

Alchemy`s largest competitor is Ecolab, Inc. - a leading global developer and marketer of premium cleaning, sanitizing, pest elimination, and maintenance and repair products and services for the hospitality, institutional and industrial markets. Ecolab's customers include hotels and restaurants; foodservice, healthcare and educational facilities; quick service (fast-food) units;
commercial laundries; light industry; dairy plants and farms; and food and beverage processors around the world. Headquartered in St. Paul, MN, Ecolab reaches customers in North America, Europe, Asia Pacific, Latin America, the Middle East and Africa.

Other key competitors include major multinational producers/suppliers in the chemical industry such as Proctor & Gamble and Dow Chemical. On the local scale, there are many small janitorial supply distributors selling private label products.

(5) Sources and availability of raw materials and the names of principal suppliers

Alchemy will not procure any raw materials or supplies, but will develop a private label line of products through chemical manufacturing companies. Alchemy has sent request to four companies: ALCONOX (White Plains, NY), CASCO Products Company (Brookhaven, MS), AlfaKleen Chemical Laboratories (Costa Mesa, CA), and ULINE (Waukegan, IL). Two companies have responded to the request, ALCONOX and ULINE. Alchemy has placed an order for twelve products with ALCONOX and is preparing an order to be placed with ULINE. Alchemy will also follow up with the other two manufactures who have not responded to the inquiries.

(6) Dependence on one or a few major customers

Alchemy does not have an established client base. At this time, Alchemy does not anticipate that its business will depend disproportionately on any particular client or a group of clients. (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration

Alchemy has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

(8) Need for Government Approval

None.

(9) Effect of existing or probable government regulations

Alchemy's business will be subject to various legislative enactments and regulations relating to the protection of the environment. While the Company plans to take all commercially practicable measures to meet regulatory requirements and avoid or limit environmental effects, some risks are inherent in the Company's business. The Company's management believes these are risks, which the Company has in common with other companies engaged in similar businesses. Among the risks are costs associated with managing hazardous substances, waste disposal, fines and penalties if the Company were found in violation of law, as well as modifications, disruptions or discontinuation of certain operations or types of operations.

In particular, certain phosphate legislation may have an impact on Alchemy's planned operations. Various laws and regulations have been enacted by state, local and foreign jurisdictions pertaining to the sale of products, which contain phosphorous. The primary thrust of such laws and regulations is to regulate the phosphorous content of home laundry detergents, a market not served by the Company. However, certain of the Company's products may be affected by such laws and regulations, including some commercial laundry and warewashing detergents, cleaners and sanitizers. Three types of legislative restrictions are common:

o    labeling of phosphorous content,
o    percentage limitation on the amount of phosphorous permitted, and
o a ban on the use of phosphorous in certain products or in products sold for a particular purpose.

(10) Cost of Research and Development

During the last two fiscal  years  Alchemy  did not spent any amount on research
and  development   activities.

(11) Costs and effects of compliance with environmental laws

Alchemy does not anticipate bearing any direct costs of compliance with environmental laws.

(12) Employees

Alchemy presently has no employees.

C.   Reports to Security Holders

(1) Alchemy will furnish its shareholders with annual financial reports certified by Alchemy's independent accountants.

(2) Alchemy intends to become a reporting issuer with the Securities and Exchange Commission. Alchemy will file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended as required to maintain the fully reporting status.

(3) The public may read and copy any materials Alchemy will file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site (http://www.sec.gov).

Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operation
-----------------

As of the date of this registration statement Alchemy is a development stage company with no revenues.

Alchemy plans to provide a specialized professional line of industrial janitorial supplies and cleaning products for restaurants, healthcare facilities, national hotel chains, correctional facilities, and janitorial supply houses. The focus will be on turnkey supply packages complete with a full repair service. Alchemy believes that prospective customers have been looking for products that can enhance their facilities by providing superior levels of cleanliness. Alchemy strives to build a successful operation based on broad product offerings, demanding cleaning requirements, thorough chemical expertise, wide distribution network, and extensive development collaborations.

The objectives of Alchemy are:
o To build brand recognition of Alchemy through marketing efforts directed at restaurants, healthcare facilities, hotel chains, correctional facilities, and janitorial supply houses.

o To provide owners and facilities management personnel with quality products and repair program to support their industrial equipment.

o To employ multiple sources of supply of formulas and products produced in multiple manufacturing facilities, both domestically and internationally.

With the initial market focus on Seattle and Spokane metropolitan areas, Alchemy plans to drive institutional sales based on location, customer demographic, size, and revenue generation. In the first year, Alchemy plans to reach 25 institutional customers generating recurring revenue. Once Alchemy has an established base of at least 30 customers, the Company will consider geographic expansion beyond the state of Washington. By the fifth year of operations, Alchemy aims at establishing presence in up to twenty major U.S. metropolitan areas with a total customer base of approximately 600 establishments.

As of June 30, 2004, Alchemy had $34,455 in working capital, which consisted entirely of cash. This amount, the management believes, will be sufficient to satisfy Alchemy's cash requirements without a need to raise additional funds in the next twelve months.

As of the date of the registration statement, Alchemy has no plans to perform any product research and development in the near term. There are no expected purchases of plant or significant equipment. Also, there are no plans to hire additional personnel in the near term.

Mr. John Yamada is party to a non-competition agreement with a recent employer. The non-competition agreement may impede certain short-term business prospects of Alchemy.

Off-Balance Sheet Arrangements
------------------------------

None.

Item 3. Description of Property.

Alchemy operates in a combination office warehouse space at 5219 S. Pittsburg Street, Spokane, Washington.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Security ownership of certain beneficial owners

The following table sets forth certain information as of the date of this registration statement with respect to the beneficial ownership of the Company's common stock by any person (including any "group") who is known to the small business issuer to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities:

=======================================================================================================================
        (1)                           (2)                                  (3)                           (4)
=======================================================================================================================
   Title of Class                  Name and                             Amount and                 Percent of Class
                          Address of Beneficial Owner           Nature of Beneficial Owner
=======================================================================================================================
       Common        Lynn-Cole Capital Corporation                       400,000                         11%
                     (Victoria P. Quiel, President)
                     15811 E. Mustang Dr.
                     Fountain Hills, AZ 85268
=======================================================================================================================
       Common        Harold W. Sciotto                                   440,000                         12%
                     3812 N. Gallatin St.
                     Mesa, AZ 85215
=======================================================================================================================

Security ownership of management
--------------------------------

The following table sets forth certain information as of the date of this registration statement with respect to the beneficial ownership of the Company's common stock by and by the sole director and executive officer:

=======================================================================================================================
        (1)                           (2)                                  (3)                           (4)
=======================================================================================================================
   Title of Class                  Name and                             Amount and                 Percent of Class
                          Address of Beneficial Owner           Nature of Beneficial Owner
=======================================================================================================================
       Common        John Yamada, President and Director                2,000,000                        55%
                     5219 S. Pittsburg,
                     Spokane, WA 99223
=======================================================================================================================

Changes in control
------------------

As of the date of this registration statement, no arrangements exist, which may result in a change in control of the Company.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The following sets forth certain information with respect to executive officers, directors, key employees and advisors of Alchemy Enterprises, Ltd. as of the date of this Registration statement:



Name                 Age        Position
------------------- ----------- --------------------------------------
John Yamada          40         President & Chief Executive Officer

John S. Yamada, President & CEO, has over ten years of experience in the industry. From 1990 to 2002, Mr. Yamada worked for Ecolab, Inc. - a leading global developer and marketer of premium cleaning, sanitizing, pest elimination, and maintenance and repair products and services for the hospitality, institutional and industrial markets. While at Ecolab, Mr. Yamada held positions of District Sales Manager (1997-2002), Associate District Manager (1996-1997), and Territory Manager (1990-1996). Mr. Yamada's responsibilities included the supervision of nine territory managers and hiring, training and developing of a team for new business selling, account penetration and new product participation. Prior to his involvement with Ecolab, Mr. Yamada was an Executive Chef at Barnett's Grand Cafe in San Diego, California (1988-1990), an Executive Chef at Ramada Inn in Lewiston, Idaho (1987-1988), and a Kitchen Manager at Clinkerdaggers in Spokane, Washington (1979-1987).

Item 6. Executive Compensation.

Executive Compensation
----------------------

=========================================================================================================
                                       SUMMARY COMPENSATION TABLE
=========================================================================================================
                                                                           Long Term Compensation
                                         Annual Compensation                       Awards
=========================================================================================================
           (a)             (b)      (c)      (d)           (e)              (f)               (g)
=========================================================================================================
                                                                                          Securities
   Name and Principal             Salary              Other Annual    Restricted Stock     Underlying
        Position           Year     ($)   Bonus ($)  Compensation ($)    Award(s) ($)   Options / SARs (#)
=========================================================================================================
John Yamada, President     2003      0        0             0                0                 0
and Director             ================================================================================
                           2002      0        0             0                0                 0
                         ================================================================================
                           2001      0        0             0                0                 0
=========================================================================================================

Employment Agreements
---------------------

Alchemy does not have an employment agreement with its President.

Item 7. Certain Relationships and Related Transactions.

In May 1999, Alchemy issued 2,000 shares of its $0.001 par value common stock as founders' shares to John Yamada, an officer and director of Alchemy, for services rendered, valued at $1,000.00. Adjusted for the 1,000-for-1 forward stock split of October 29, 2002, the amount of common stock issued to John Yamada in May 1999 was equivalent to 2,000,000 shares.

On August 13, 2002, Alchemy issued 400 shares of its $0.001 par value common stock to Lynn-Cole Capital Corporation in exchange for cash in the amount of $5,000. Due to the forward split of 1,000-for-1, the number of shares has been retroactively restated to 400,000.

On July 15, 2003, Alchemy issued 400,000 shares of its $0.001 par value common stock to Harold W. Sciotto in exchange for cash in the amount of $5,000.

Item 8. Description of Securities.

Alchemy, a Nevada corporation, is authorized to issue 25,000,000 shares of Common Stock, $0.001 par value. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of Alchemy; (ii) are entitled to share ratably in all assets of Alchemy available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of Alchemy;
(iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information
------------------

As of the date of this registration statement, there is no public market in Alchemy's Common Stock.

As of the date of this registration statement,

o there are no outstanding options or warrants to purchase, or other instruments convertible into, common equity of Alchemy;

o there is no stock that Alchemy agreed to register under the Securities Act for sale by security holders;

o there are approximately 2,800,000 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act; and

o there is no stock that has been proposed to be publicly offered resulting in dilution to current shareholders.

Holders
-------

As of the date of this registration statement, Alchemy has approximately 3,630,000 shares of $0.001 par value common stock issued and outstanding held by approximately 32 shareholders of record. Alchemy's Transfer Agent is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, AZ 85251, phone (480) 481-3940.

Dividends
---------

Alchemy has never declared or paid any cash dividends on its common stock. For the foreseeable future, Alchemy intends to retain any earnings to finance the development and expansion of its business, and it does not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including Alchemy's financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Securities authorized for issuance under equity compensation plans
------------------------------------------------------------------

As of the date of this registration statement, there are no securities authorized for issuance by Alchemy under equity compensation plans.

Item 2. Legal Proceedings.

No director, officer, significant employee, or consultant of Alchemy has been convicted in a criminal proceeding, exclusive of traffic violations.

No director, officer, significant employee, or consultant of Alchemy has been permanently or temporarily enjoined, barred, suspended, or otherwise limited from involvement in any type of business, securities or banking activities.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters - continued

No director, officer, significant employee, or consultant of Alchemy has been convicted of violating a federal or state securities or commodities law.

Alchemy is not a party to any pending legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with Alchemy's accountants.

Item 4. Recent Sales of Unregistered Securities.

The Articles of Incorporation of Alchemy originally authorized the issuance of twenty-five thousand (25,000) shares of common stock with par value of $0.001 per share ("Common Stock") and no shares of preferred stock. On October 29, 2002, the Board of Directors of Alchemy adopted a corporate action increasing the authorized number of shares of common stock to twenty-five million (25,000,000). Also on October 29, 2002, Alchemy effected a forward split of its common stock at the ratio of 1,000-for-1.

In May 1999, Alchemy issued 2,000 shares of its $0.001 par value common stock as founders' shares to John Yamada, an officer and director of Alchemy, at $0.50 per share for services valued at $1,000.00. Adjusted for the 1,000-for-1 forward stock split of October 29, 2002, the amount of common stock issued to John Yamada in May 1999 was equivalent to 2,000,000 shares. Mr. Yamada is a sophisticated investor who, at the time of the investment, as the founder of Alchemy was in possession of all available material information about Alchemy.

In August 2002 Alchemy issued 400 shares of its Common Stock to Lynn-Cole Capital Corporation, a sophisticated investor, for cash in the amount of $5,000. Adjusted for the 1,000-for-1 forward stock split of October 29, 2002, the amount of common stock issued to Lynn-Cole Capital Corporation in August 2002 was equivalent to 400,000 shares.

On July 15, 2003, Alchemy issued 400,000 shares of its $0.001 par value common stock to Harold W. Sciotto in exchange for cash in the amount of $5,000.

None of the above issuances of common stock by Alchemy involved any public solicitation.

On the basis of the above facts Alchemy claims that the issuances of a total of 2,800,000 (split-adjusted) shares of its Common Stock in May 1999, August 2002, and July 2003 were qualified for the exemption from registration contained in
Section 4(2) of the Securities Act of 1933.

On May 17, 2004, Alchemy closed a Regulation D, Rule 504 offering, registered in Nevada, and issued a total of 830,000 shares of its $0.001 par value common stock in exchange for cash of $41,500.

Item 5. Indemnification of Directors and Officers.

Articles of Incorporation and Bylaws
------------------------------------

Alchemy's Articles of Incorporation and its Bylaws provide for the indemnification of a present or former director or officer. Alchemy indemnifies any of its directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at Alchemy's request as one of its officers or directors. Alchemy may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of Alchemy's directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, Alchemy's best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

Nevada Law
----------

Pursuant to the provisions of Nevada Revised Statutes 78.751, the Corporation shall indemnify its directors, officers and employees as follows: Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

                                    PART F/S
a) Audited Financial Statements.


                            Alchemy Enterprises, Ltd.
                          (A Development Stage Company)
                                 Balance Sheets
                                      as of
                           December 31, 2003 and 2002
                                       and
                            Statement of Operations,
                            Stockholders' Equity, and
                                   Cash Flows
                               for the years ended
                           December 31 , 2003 and 2002
                                       and
                                 for the period
                       April 21, 1999 (Date of Inception)
                                     through
                                December 31, 2003

                                TABLE OF CONTENTS

                                                                 PAGE
                                                           -------------------

Independent Auditors' Report ....................................... 16

Balance Sheets ..................................................... 17

Statements of Operations ........................................... 18

Statement of Stockholders' Equity .................................. 19

Statements of Cash Flows ........................................... 20

Footnotes ..................................................... 21 - 25

b) Interim Financial Statements .................................... 26

Beckstead and Watts, LLP
Certified Public Accountants
                                                         3340 Wynn Road, Suite B
                                                             Las Vegas, NV 89102
                                                                    702.257.1984
                                                              702.362.0540 (fax)
                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Alchemy Enterprises, Ltd.

We have audited the Balance Sheet of Alchemy Enterprises, Ltd. (the "Company") (A Development Stage Company), as of December 31, 2003 and 2002, and the related Statement of Operations, Stockholders' Equity, and Cash Flows for the years then ended and for the period April 21, 1999 (Date of Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alchemy Enterprises, Ltd. (A Development Stage Company) as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended, and for the period April 21, 1999 (Date of Inception) to December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP

March 16, 2004

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                                 Balance Sheets

                                                            December 31,
                                                  -----------------------------
                                                            2003           2002
                                                  -------------- --------------
Assets
Current assets:
     Cash                                            $     1,164   $        534
                                                  -------------- --------------
         Total current assets                              1,164            534
                                                  -------------- --------------
                                                     $     1,164   $        534
                                                  ============== ==============
Liabilities and Stockholders' Equity
Current liabilities:                                 $         -   $          -
                                                  -------------- --------------

Stockholders' equity:
     Common stock, $0.001 par value, 25,000,000
         shares authorized, 2,800,000 and 2,400,000
         shares issued and outstanding as of 12/31/03
         and 12/31/02, respectively                        2,800          2,400
     Additional paid-in capital                            8,200          3,600
     (Deficit) accumulated during development stage       (9,836)        (5,466)
                                                  -------------- --------------
                                                           1,164            534
                                                  -------------- --------------
                                                     $     1,164   $        534
                                                  ============== ==============

   The accompanying notes are an integral part of these financial statements.

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                            Statements of Operations

                                                                 For the years ended   April 21, 1999
                                                                     December 31,      (Inception) to
                                                         -----------------------------    December 31,
                                                                  2003           2002           2003
                                                         -------------- -------------- --------------
Revenue                                                     $         -    $         -    $         -
                                                         -------------- -------------- --------------
Expenses:
     General and administrative expenses                          4,370          4,466          8,836
     General and administrative expenses - related party              -              -          1,000
                                                         -------------- -------------- --------------
          Total expenses                                          4,370          4,466          9,836
                                                         -------------- -------------- --------------
Net (loss)                                                  $    (4,370)   $    (4,466)   $    (9,836)
                                                         ============== ============== ==============

Weighted average number of
common shares outstanding - basic and fully diluted           2,586,301      2,154,521
                                                         ============== ==============

Net (loss) per share - basic and fully diluted              $     (0.00)   $     (0.00)
                                                         ============== ==============

   The accompanying notes are an integral part of these financial statements.

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                     (Deficit)
                                                                    Accumulated
                                      Common Stock      Additional    During         Total
                                -----------------------    Paid-in  Development  Stockholders'
                                    Shares      Amount     Capital     Stage        Equity
                                ----------- ----------- ----------- ------------ -------------
May 1999
     Founders shares
     issued for services          2,000,000  $    1,000  $        -  $         -  $      1,000

Net (loss)
     April 21, 1999
     (Inception) to
     December 31, 1999                                                    (1,000)       (1,000)
                                ----------- ----------- ----------- ------------ -------------

Balance, December 31, 1999        2,000,000       1,000           -       (1,000)            -

Net (loss)
     For the year ended
     December 31, 2000
                                ----------- ----------- ----------- ------------ -------------
Balance, December 31, 2000        2,000,000       1,000           -       (1,000)            -

Net (loss)
     For the year ended
     December 31, 2001

                                ----------- ----------- ----------- ------------ -------------
Balance, December 31, 2001        2,000,000       1,000           -       (1,000)            -

August 2002
     Shares issued for cash         400,000       5,000                                  5,000

October 2002
     Recapitalization adjustment                 (3,600)      3,600                          -

Net (loss)
     For the year ended
     December 31, 2002                                                    (4,466)       (4,466)
                                ----------- ----------- ----------- ------------ -------------

Balance, December 31, 2002        2,400,000       2,400       3,600       (5,466)          534

July 2003
     Shares issued for cash         400,000         400       4,600                      5,000

Net (loss)
     For the year ended
     December 31, 2003                                                    (4,370)       (4,370)
                                ----------- ----------- ----------- ------------ -------------

Balance, December 31, 2003        2,800,000  $    2,800  $    8,200  $    (9,836) $      1,164
                                =========== =========== =========== ============ =============

   The accompanying notes are an integral part of these financial statements.

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                            Statements of Cash Flows

                                             For the years ended   April 21, 1999
                                                 December 31,      (inception) to
                                           -----------------------  December 31,
                                                 2003        2002        2003
                                           ----------- ----------- ---------------
Cash flows from operating activities
Net (loss)                                  $   (4,370) $   (4,466) $       (9,836)
     Shares issued in exchange for services          -           -           1,000
                                           ----------- ----------- ---------------
Net cash (used) by operating activities         (4,370)     (4,466)         (8,836)
                                           ----------- ----------- ---------------

Cash flows from financing activities
     Issuances of common stock                   5,000       5,000          10,000
                                           ----------- ----------- ---------------
Net cash provided by financing activities        5,000       5,000          10,000
                                           ----------- ----------- ---------------

Net increase in cash                               630         534           1,164
     Cash - beginning                              534           -               -
                                           ----------- ----------- ---------------
     Cash - ending                           $   1,164  $      534  $        1,164
                                           =========== =========== ===============

Supplemental disclosures:
     Interest paid                           $       -  $        -  $            -
                                           =========== =========== ===============
     Income taxes paid                       $       -  $        -  $            -
                                           =========== =========== ===============

Non-cash transactions:
     Shares issued for services              $       -  $        -  $        1,000
                                           =========== =========== ===============
     Number of shares issued for services            -           -       2,000,000
                                           =========== =========== ===============

   The accompanying notes are an integral part of these financial statements.

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                                      Notes

Note 1 - History and organization of the company

The Company was organized April 21, 1999 (Date of Inception) under the laws of the State of Nevada, as Alchemy Enterprises, Ltd. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company was initially authorized to issue 25,000 shares of its no par value common stock.

On October 29, 2002, the Company amended its articles of incorporation to increase its authorized capital to 25,000,000 shares with a par value of $0.001.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
-------------------------
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2003 and 2002.

Impairment of long-lived assets
-------------------------------
Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2003 and 2002.

Revenue recognition
-------------------
The Company reports revenue as invoiced on an accrued basis. Costs of sales are recorded as items are sold and are comprised of product purchases and shipping costs. The Company will reserve 10% of revenue and will assess its return policy on an ongoing basis and reserve for charge backs and returns based on historical percentages. As of December 31, 2003 and 2002 no reserve has been made.

Advertising costs
-----------------
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses in 2003 or 2002.

Loss per share
--------------
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of December 31, 2003 and 2002.

Reporting on the costs of start-up activities
---------------------------------------------
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
-----------------------------------
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2003 and 2002. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash. Fair values were assumed to approximate carrying values for cash because they are short term in nature and their carrying amounts approximate fair values.

Income Taxes
------------
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable on the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Segment reporting
-----------------
The  Company  follows  Statement  of  Financial  Accounting  Standards  No. 130,
"Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
---------
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Recent pronouncements
---------------------
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after June 30, 2003; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting SFAS No. 150 will be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. SFAS No. 150 did not have any impact on the Company's financial position or results of operations.

Stock-Based Compensation
------------------------
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Year end
--------
The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $9,836 for the period from April 21, 1999 (inception) to December 31, 2003, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Note 4 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

US federal statutory rate                    (34.0%)
Valuation reserve                             34.0%
Total                                            -%

As of December 31, 2003, the Company has a net operating loss carry forwards as follows:

       Year                 Amount           Expiration
-------------------- --------------------- ----------------
       1999                 $1,000              2019
       2000                 $    -              2020
       2001                 $    -              2021
       2002                 $4,446              2022
       2003                 $4,370              2023

Note 5 - Stockholders' equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

On October 29, 2002, the Company effected a 1000-for-1 forward stock split of its $0.001 par value common stock.

All share and per share amounts have been retroactively restated to reflect the splits discussed below.

On May 1, 1999, the Company issued 2,000 shares of its no par value common stock as founders' shares to an officer and director in exchange for services rendered in the amount of $1,000. Due to the forward split of 1 000-for-1, the number of shares has been retroactively restated to 2,000,000.

On August 13, 2002, the Company issued 400 shares of its $0.001 par value common stock to an unrelated third party in exchange for cash in the amount of $5,000. Due to the forward split of 1 000-for-1, the number of shares has been retroactively restated to 400,000.

On July 15, 2003, the Company issued 400,000 shares of its $0.001 par value common stock to an unrelated third party in exchange for cash in the amount of $5,000.

As of December 31, 2003, there have been no other issuances of common stock.

Note 6 - Warrants and options

As of December 31, 2003 and 2002, there were no warrants or options outstanding to acquire any additional shares of common stock.

Note 7 - Related party transactions

The Company does not lease or rent any property. Office space and services are provided without charge by an officer, director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

b) Interim Financial Statements.



                            Alchemy Enterprises, Ltd.
                          (A Development Stage Company)

                                  Balance Sheet
                                      as of
                                  June 30, 2004

                                       and

                            Statements of Operations
                       for the Three and Six Months Ended
                             June 30, 2004 and 2003,
                               and For the Period
                   April 21, 1999 (Inception) to June 30, 2004

                                       and

                                   Cash Flows
                            for the Six Months Ended
                             June 30, 2004 and 2003,
                               and For the Period
                   April 21, 1999 (Inception) to June 30, 2004

                                TABLE OF CONTENTS

                                                                  Page
                                                         ---------------------


Independent Accountants' Review Report ............................. 28

Balance Sheet ...................................................... 29

Statements of Operations ........................................... 30

Statements of Cash Flows ........................................... 31

Footnotes .......................................................... 32

Beckstead and Watts, LLP
------------------------
Certified Public Accountants
                                                         3340 Wynn Road, Suite B
                                                             Las Vegas, NV 89102
                                                                702.257.1984 tel
                                                                702.362.0540 fax
                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Alchemy Enterprises, Ltd.
(a Development Stage Company)

We have reviewed the accompanying balance sheet of Alchemy Enterprises, Ltd. (a Nevada corporation) (a development stage company) as of June 30, 2004 and the related statements of operations for the three and six-months ended June 30, 2004 and 2003 and for the period April 21, 1999 (Inception) to June 30, 2004, and statements of cash flows for the six-months ended June 30, 2004 and 2003 and for the period April 21, 1999 (Inception) to June 30, 2004. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Beckstead and Watts, LLP has previously audited, in accordance with generally accepted auditing standards established by the Public Company Accounting Oversight Board (United States), the balance sheet of Alchemy Enterprises, Ltd. (a development stage company) as of December 31, 2003, and the related statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein) and in our report dated March 16, 2004, we expressed an unqualified opinion on those financial statements.

/s/ Beckstead and Watts, LLP

August 23,2004

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                                  Balance Sheet
                                   (unaudited)

                                                                June 30,
                                                                   2004
                                                             -------------
Assets

Current assets:
     Cash                                                      $    34,455
                                                             -------------
         Total current assets                                       34,455
                                                             -------------
                                                               $    34,455
                                                             =============
Liabilities and Stockholders' Equity

Current liabilities:                                           $         -
                                                             -------------

Stockholders' equity:
     Common stock, $0.001 par value, 25,000,000 shares
         authorized, 3,630,000 shares issued and outstanding         3,630
     Additional paid-in capital                                     48,870
     (Deficit) accumulated during development stage                (18,045)
                                                             -------------
                                                                    34,455
                                                             -------------
                                                               $    34,455
                                                             =============

   The accompanying notes are an integral part of these financial statements.

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                            Statements of Operations
                                   (unaudited)

                                                             Three Months Ended             Six Months Ended        April 21, 1999
                                                                   June 30,                     June 30,           (inception) to
                                                       -----------------------------------------------------------
                                                              2004           2003           2004           2003      June 30, 2004
                                                       -------------- -------------- -------------- -------------- ----------------
Revenue                                                  $          -   $          -   $          -   $          -   $            -
                                                       -------------- -------------- -------------- -------------- ----------------
Expenses:
   General and administrative expenses                          5,056             15          8,209            115           17,045
   General and administrative expenses - related party              -              -              -              -            1,000
                                                       -------------- -------------- -------------- -------------- ----------------
        Total expenses                                          5,056             15          8,209            115           18,045
                                                       -------------- -------------- -------------- -------------- ----------------

(Loss) before provision for taxes                              (5,056)           (15)        (8,209)          (115)         (18,045)

Provision for income taxes                                          -              -              -              -

Net (loss)                                               $     (5,056)  $        (15)  $     (8,209)  $       (115)  $      (18,045)
                                                       ============== ============== ============== ============== ================

Weighted average number of
   common shares outstanding - basic and fully diluted      3,210,440      2,400,000      3,006,354      2,400,000
                                                       ============== ============== ============== ==============

Net (loss) per share - basic and fully diluted           $      (0.00)  $      (0.00)  $      (0.00)  $      (0.00)
                                                       ============== ============== ============== ==============

   The accompanying notes are an integral part of these financial statements.

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                            Statements of Cash Flows
                                   (unaudited)

                                                Six Months Ended
                                                   June 30,        April 21, 1999
                                           ----------------------- (inception) to
                                                 2004        2003   June 30, 2004
                                           ----------- ----------- ---------------
Cash flows from operating activities

Net (loss)                                   $  (8,209)  $    (115)  $     (18,045)
     Shares issued for services                      -           -           1,000
                                           ----------- ----------- ---------------
Net cash (used) by operating activities         (8,209)       (115)        (17,045)
                                           ----------- ----------- ---------------
Cash flows from financing activities
     Issuances of common stock                  41,500           -          51,500
                                           ----------- ----------- ---------------
Net cash provided by financing activities       41,500           -          51,500
                                           ----------- ----------- ---------------
Net (decrease) increase in cash                 33,291        (115)         34,455
Cash - beginning                                 1,164         534               -
                                           ----------- ----------- ---------------
Cash - ending                                $  34,455   $     419   $      34,455
                                           =========== =========== ===============

Supplemental disclosures:
     Interest paid                           $       -   $       -   $           -
                                           =========== =========== ===============
     Income taxes paid                       $       -   $       -   $           -
                                           =========== =========== ===============

   The accompanying notes are an integral part of these financial statements.

                            Alchemy Enterprises, Ltd.
                          (a Development Stage Company)
                                      Notes

Note 1 - Basis of presentation

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2003 and notes thereto included in the Company's 10-SB registration statement. The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Note 2 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of ($18,045) for the period from April 21, 1999 (inception) to June 30, 2004, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. Management believes that it has raised enough funds to sustain operations for a period of twelve months. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Note 3 - Related party transactions

The Company does not lease or rent any property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Stockholders' equity

On May 17, 2004, the Company closed their Regulation D, Rule 504 offering, registered in Nevada, and issued a total of 830,000 shares of its $0.001 par value common stock in exchange for cash of $41,500.

                                    PART III

Item 1. Exhibits.

 Exhibit Number      Name and/or Identification of Exhibit
---------------     ------------------------------------------------------------
       3.           Articles of Incorporation & By-Laws
                    (a)  Articles of Incorporation of Alchemy Enterprises,  Ltd.
                         filed on April 21, 1999.
                    (b)  Certificate  of Amendment to Articles of  Incorporation
                         filed on October 29, 2002.
                    (c)  By-laws of Alchemy Enterprises,  Ltd. adopted on May 1,
                         1999.


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ALCHEMY ENTERPRISES, LTD.
                                     -----------------------------
                                           (Registrant)

Date:      September 17, 2004      By: /s/ John Yamada
           -----------------         -----------------------------
                                          (Signature)
                                       ,  John Yamada, President
                                     -----------------------------
                                          (Name and Title)